

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 11, 2008

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE:** **Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1/A7**
> **Filed June 26, 2008**
> **File No. 333-146921**

Dear Mr. Ballard :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Summary Consolidated Financial Data, page 7</u>

1.   Please tell us the difference between the line items Income from Operations per share – basic and Net Income per Share – Basic.

<u>Selected Consolidated Financial Data, page 19</u>

2. We note your response to prior comment one. Please modify your disclosure so that the amounts reported for earnings per share are consistent between your Summary Consolidated Financial Data on page 7 and your financial statements for all periods reported. We note for example that basic earnings per share for the nine months ended March 31, 2008 reports Basic and Diluted Earnings per Share of $0.25 and your Selected Financial Data reports $0.35. Please ensure that this information is accurately and consistently disclosed throughout your filing.

Net Income, page 30

3. We note your disclosure that your profit margin for agency fees was 84.9% Please clarify whether or not the Chinese government gross profit limitations apply to agency fees.

Liquidity and Capital Resources, page 32

4. We have reviewed your response to prior comment eight and your disclosure on page 32. It is unclear how a discussion of the parent company relationship applies to changes in consolidated cash and cash equivalents as of March 31, 2008 as compared to March 31, 2007. Please expand your disclosure to explain the circumstances that contributed to the differences in cash and cash equivalents between the periods being discussed. Please contact us if you would like to discuss this further.

Cash Flow, page 32

5. It appears that you need to modify the last caption in the table from Net increase (decrease) in cash and cash equivalents to Cash and cash equivalents, end of the period to be consistent with your disclosure on page 66.

Unaudited Parent-Only Financial Statements for the Nine Months ended March 31, 2008, page 57

6. We note that you have provided disclosure captioned, "DISCLAIMER REGARING FORWARD LOOKING STATEMENTS," directly after the unaudited parent-only financial statements. In this regard, tell us your basis for providing this disclaimer and specify if you are eligible to rely on Section 27A of the Securities Act. Please explain if this disclaimer applies to the parent-only financial statements. Additionally please explain whether or not the information that is directly after this disclosure represents financial statement footnotes to the parent-only financial statements.

7.   We note your response to prior comment 10. We are unable to locate the disclosure which you indicate you have added to the filing. As such prior comment 12 of our letter dated June 17 is re-issued in its entirety.

>   We note your response to prior comment 12 of our letter May 9 and your disclosure on page 62 which indicates that there are limitations on transfer of funds to the parent company from the operating company. Please specify the nature of these limitations. We further note your disclosure on page 62 that the parent company has a certain ability to pay U.S. costs. Please clarify the meaning of this disclosure and specify which U.S. costs you refer to in this disclosure. Finally, we note your disclosure that there is uncertainty regarding the payment of dividends, loans, and/or advances to the subsidiaries. Please clarify the nature of this uncertainty and specify which company would be paying dividends to the subsidiaries.

8.   We have considered your response to prior comment 11 and continue to believe footnote disclosure is needed to address this issue. As previously requested, please clarify why you have not included footnote disclosure of the restrictions on your subsidiaries to transfer funds in the form or cash dividends, loans, or advances in the notes to the audited financial statements of your parent company beginning on page 89. Further, disclose in your discussion of liquidity on page 30, the nature and extent of the restrictions and the impact they have had or are expected to have on the ability of the parent company to meets its cash obligations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
    J. Davis
    J. Cannarella
    M. Karney

    via facsimile
    John Ballard 303-979-7879